Exhibit 99.1

Annual and Special Meeting of Shareholders of
Fortuna Silver Mines Inc. (the "Company") held on June 20, 2024

Report of Voting Results
pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

The following matters were voted upon at the annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares of Fortuna Silver Mines Inc. (the "Company") held at the Cheakamus Room, Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, BC on Thursday, June 20, 2024 at 10:00 a.m. (Pacific time). The matters voted upon are described in greater detail in the Company's management information circular dated May 1, 2024 (the "Information Circular"), which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company's website at www.fortunasilver.com.

Matters Voted Upon

Votes Cast
Item of Business	Outcome	For	Against

1. Ordinary resolution to fix the number of directors elected to the Board of the Company at eight.	Approved	152,225,875 (99.19%)	1,250,468 (0.81%)

Votes Cast
Item of Business	Outcome	For	Withheld

2. The election of the following nominees as directors of the Company until the next annual meeting of Shareholders or until their successors are elected or appointed:

Jorge A. Ganoza Durant	Elected	119,714,127 (99.52%)	573,101 (0.48%)
David Laing	Elected	106,847,678 (88.83%)	13,439,550 (11.17%)
Mario Szotlender	Elected	119,329,989 (99.20%)	957,239 (0.80%)
David Farrell	Elected	112,523,083 (93.55%)	7,764,144 (6.45%)
Alfredo Sillau	Elected	119,016,607 (98.94%)	1,270,620 (1.06%)
Kylie Dickson	Elected	117,104,564 ( 97.35%)	3,182,664 (2.65%)
Kate Harcourt	Elected	119,305,711 (98.18%)	981,517 (0.82%)
Salma Seetaroo	Elected	119,068,243 (98.99%)	1,218,985 (1.01%)

Votes Cast
Item of Business	Outcome	For	Withheld

3. Ordinary resolution to approve the re-appointment of KPMG LLP as auditors of the Company for the ensuing year, at a remuneration to be determined by the Directors of the Company.	Approved	147,219,633 (95.92%)	6,256,712 (4.08%)

4. Special resolution to approve the change in the name of the Company.	Approved	149,545,591 (97.38%)	4,016,425 (2.62%)